Exhibit 99.2

CALEDONIA MINING CORPORATION PLC	AUGUST 9, 2018

Management’s Discussion and Analysis

This management’s discussion and analysis (“MD&A”) of the consolidated operating results and financial position of Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) is for the quarter ended June 30, 2018 (“Q2 2018” or the “Quarter”). It should be read in conjunction with the Unaudited Condensed Consolidated Interim Financial Statements of Caledonia for the Quarter (“the Unaudited Condensed Consolidated Interim Financial Statements”) which are available from the System for Electronic Data Analysis and Retrieval at www.sedar.com or from Caledonia’s website at www.caledoniamining.com. The Unaudited Condensed Consolidated Interim Financial Statements and related notes have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. In this MD&A, the terms “Caledonia”, the “Company”, the “Group”, “we”, “our” and “us” refer to the consolidated operations of Caledonia Mining Corporation Plc and its subsidiaries unless otherwise specifically noted or the context requires otherwise.

Note that all currency references in this document are to US Dollars, unless otherwise stated.

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TABLE OF CONTENTS

1.	Overview

2.	Highlights

3.	Summary Financial Results

4.	Operations at the Blanket Gold Mine, Zimbabwe

4.1.	Safety, Health and Environment

4.2.	Social Investment and Contribution to the Zimbabwean Economy

4.3.	Gold Production

4.4.	Underground

4.5.	Metallurgical Plant

4.6.	Production Costs

4.7.	Capital Projects

4.8.	Indigenisation

4.9.	Opportunities and Outlook

5.	Exploration and Project Development

5.1.	Blanket Exploration

5.2.	Blanket Satellite Prospects

6.	Investing

7.	Financing

8.	Liquidity and Capital Resources

9.	Off-Balance Sheet Arrangements, Contractual Commitments and Contingencies

10.	Non-IFRS Measures

11.	Related Party Transactions

12.	Critical Accounting Policies

13.	Financial Instruments

14.	Dividend Policy

15.	Management and Board

16.	Securities Outstanding

17.	Risk Analysis

18.	Forward-Looking Statements

19.	Controls

20.	Qualified Person

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1. OVERVIEW

Caledonia is an exploration, development and mining corporation focused on Southern Africa. Following the implementation of indigenisation at the Blanket Mine (“Blanket” or the “Blanket Mine”) in September 2012, Caledonia’s primary asset is a 49% legal ownership in Blanket, an operating gold mine in Zimbabwe. Caledonia continues to consolidate Blanket, as explained in note 5 to the Unaudited Condensed Consolidated Interim Financial Statements; accordingly, operational and financial information set out in this MD&A is on a 100% basis, unless otherwise specified. Caledonia’s shares are listed on the NYSE American stock exchange (symbol - “CMCL”) and on the Toronto Stock Exchange (symbol - “CAL”). Depositary interests in Caledonia’s shares are admitted to trading on AIM of the London Stock Exchange plc (symbol - “CMCL”).

2. HIGHLIGHTS

	Q2 2017	Q2 2018	H1 2017	H1 2018	Comment
Gold produced (oz)	12,521	12,657	25,315	25,582	Production was slightly higher than in the previous year. Higher production is anticipated in the second half of 2018.
On-mine cost per ounce ($/oz)[1]	696	717	677	702	Higher on-mine cost per ounce due to increased labour rates a, higher explosives prices and the inclusion of the costs of the pilot plant.
All-in sustaining cost ($/oz) (“AISC”)	855	856	856	843	AISC is broadly stable and benefits from the increased Export Credit Incentive (“ECI)
Average realised gold price ($/oz)	1,235	1,278	1,224	1,296	Increases in the average realised price per ounce reflects changes in the market gold price
Gross profit [2]	5,035	5,144	10,861	11,367	Marginally higher gross profit reflects the higher gold sales and higher realised gold price, offset by the increased on-mine costs.
Net profit attributable to shareholders	694	2,604	3,032	5,758	Increased net profit attributable to shareholders due to the increased ECI.
Adjusted basic earnings per share (“EPS”)[3] (cents)	18.9	35.2	45.7	75.2	Increased adjusted EPS reflects the increased attributable earnings and other adjusting factors including deferred taxation and (in 2017) the cost of equity settled share-based payments.
Net cash and cash equivalents	10,878	5,308	10,878	5,308	Reduction in net cash due to lower cash generated from operations and continued substantial investment.
Net cash from operating activities	4,701	(1,216)	6,480	5,829	Reduced cash from operating activities due to increased working capital and tax payments.

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1 Non-IFRS measures such as “On-mine cost per ounce”, “AISC” and “average realised gold price” are used throughout this document. Refer to Section 10 of this MD&A for a discussion of non-IFRS measures.

2 Gross profit is after deducting royalties, production costs and depreciation but before administrative expenses, other income, interest and finance charges and taxation.

3 Adjusted EPS is a non-IFRS measure which aims to reflect Caledonia’s ordinary trading performance. Refer to Section 10 of this MD&A for a discussion of non-IFRS measures.

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Safety

As previously announced, we regret that a fatal mining-related accident occurred on July 12, 2018. The directors and management of Caledonia and Blanket express their sincere condolences to the family and colleagues of the deceased. Management has provided the necessary assistance to the Ministry of Mines Inspectorate Department in its enquiries into this incident. Caledonia takes the safety of its employees very seriously and, accordingly, measures have been taken to re-inforce adherence to prescribed safety procedures through increased training activities: all mine employees will participate in a 5-day programme, focusing on safety behaviour and safe mining practices; all mining supervisors have been retrained on rock engineering and recognizing hazards.

Production

12,657 ounces of gold were produced during the Quarter, a 1% increase on the gold produced in the second quarter of 2017 (“Q2 2017” or the “comparable quarter”). Caledonia maintains its production target for 2018 of between 55,000 and 59,000 ounces of gold as it is expected that production will be higher in the second half of 2018. Until the Central Shaft is competed,

Export Credit Incentive

In February 2018, the 2018 Monetary Policy Statement by the governor of the Reserve Bank of Zimbabwe proposed to increase the Export Credit Incentive (“ECI”) paid to all gold miners from 2.5% to 10% of revenues. On April 4, 2018 Caledonia announced that Blanket had received funds commensurate with the increased level of ECI for gold produced in February 2018. Blanket has continued to receive the ECI at the revised rate of 10% of revenues.

Increased 2018 earnings guidance

The incremental revenue arising from the increased ECI is likely to have a material positive impact on Caledonia’s forecast EPS for 2018. Accordingly, on April 4, 2018, management increased its guidance for adjusted EPS in 2018 from between 130 and 150 cents per share to between 165 and 190 cents per share.

Dividend Policy

Following the one-for-five consolidation of the Company’s shares on June 26, 2017, the Company announced an increased quarterly dividend of 6.875 cents per share which was paid on July 28, 2017. The dividend of 6.875 cents per share effectively maintains the dividend at the previous level of 1.375 cents per share, after adjusting for the effect of the consolidation. Further quarterly dividends of the same amount were paid at the end of October 2017 and at the end of January, April and July 2018. The quarterly dividend of 6.875 cents per quarter is Caledonia’s current dividend policy which it is envisaged will be maintained.

Strategy and Outlook

Caledonia’s strategic focus continues to be the implementation of the Investment Plan at Blanket, which was announced in November 2014 and was revised in November 2017 following the resource upgrade announced on November 2, 2017. Caledonia’s board and management believe the successful implementation of the Investment Plan is in the best interests of all stakeholders because it is expected to result in increased production, reduced operating costs and increased flexibility to undertake further exploration and development, thereby safeguarding and enhancing Blanket’s long-term future. Following the relaxation in the indigenisation policy and improvements in the commercial environment in Zimbabwe, Blanket plans to resume exploration at several of its exploration properties; Caledonia will also evaluate further investment opportunities in Zimbabwe that would not fall underneath Blanket’s ownership.

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3. SUMMARY FINANCIAL RESULTS

The table below sets out the consolidated profit and loss for the six months and quarters ended June 30, 2018 and 2017 prepared under IFRS.

Condensed Unaudited Consolidated Statement of Profit or Loss and Other Comprehensive Income
($’000’s)	3 months ended June 30		6 months ended June 30
	2017	2018	2017	2018

Revenue	15,484	16,198	31,933	34,257
Royalty	(776)	(811)	(1,599)	(1,715)
Production costs	(8,814)	(9,297)	(17,912)	(19,307)
Depreciation	(859)	(946)	(1,741)	(1,868)
Gross profit	5,035	5,144	10,861	11,367
Other income	557	1,720	1,201	3,101
Administrative expenses	(1,493)	(1,660)	(2,934)	(3,202)
Foreign exchange gain	83	89	19	160
Cash-settled share-based payment	(959)	(223)	(534)	(337)
Equity-settled share-based payment	-	-	(835)	(14)
Operating profit	3,223	5,070	7,598	11,075
Net finance cost	(10)	(29)	(17)	(45)
Profit before tax	3,213	5,041	7,581	11,030
Tax expense	(2,090)	(1,787)	(3,550)	(3,897)
Profit for the period	1,123	3,254	4,031	7,133

Other comprehensive income/(loss)
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations	60	(648)	133	(440)
Total comprehensive income for the period	1,183	2,606	4,164	6,693

Profit attributable to:
Shareholders of the Company	694	2,604	3,032	5,758
Non-controlling interests	429	650	999	1,375
Profit for the period	1,123	3,254	4,031	7,133

Total comprehensive income attributable to:
Shareholders of the Company	754	1,956	3,165	5,318
Non-controlling interests	429	650	999	1,375
Total comprehensive income for the period	1,183	2,606	4,164	6,693

Earnings per share (cents) (i)
Basic	6.1	24.1	27.6	53.4
Diluted	6.1	24.1	27.5	53.3
Adjusted earnings per share (cents) (i) (ii)
Basic	18.9	35.2	45.7	75.2

(i)	Adjusted EPS is a non-IFRS measure which aims to reflect Caledonia’s ordinary trading performance. Refer to Section 10 for a discussion of non-IFRS measures.

Revenues in the Quarter were 4.6% higher than in Q2 2017 due to a 1.1% increase in ounces sold from 12,521 ounces in Q2 2017 to 12,657 ounces in the Quarter and a 3.5% increase in the average realised price of gold from $1,235 per ounce in Q2 2017 to $1,278 per ounce in the Quarter. There was no work-in-progress brought forward or carried forward in the Quarter and the royalty rate payable to the Government of Zimbabwe was unchanged at 5%.

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Production costs in the Quarter increased by 5.4% compared to the comparable quarter mainly due to the costs of the pilot plant which were $390,000 in the quarter. The pilot plant is discussed in Section 5.2 of this MD&A. Excluding the costs of the pilot plant, production costs increased by only 1% compared to the comparable period. The on-mine cost per ounce of gold sold in the Quarter increased by 3.0% compared to the comparable quarter from 696/oz to $717/oz. The all-in sustaining cost per ounce of gold was virtually unchanged in the Quarter compared to the comparable quarter at $856/oz because of the ECI offset the increase in on-mine costs. Costs are discussed further in Section 4.6 of this MD&A.

Other income in the Quarter of $1,720,00 includes the ECI received from the Government of Zimbabwe of $1,621,000. In terms of the scheme, which commenced in 2016, Blanket receives an export credit incentive as a percentage of its gold sales which is received in US Dollars into Blanket’s account in Zimbabwe. In 2017 the ECI was calculated at 3.5% of revenues, falling to 2.5% of revenues from January 1, 2018. In February 2018 the 2018 Monetary Policy Statement by the governor of the Reserve Bank of Zimbabwe announced an increase in the ECI from 2.5% to 10% of revenues. On April 4, 2018 Caledonia announced that Blanket had received funds commensurate with the increased level of ECI for gold produced in February 2018. The ECI is recognised as “Other Income – Government Grant” on a receivable basis.

Administrative expenses increased by 11.2% in the Quarter compared to the comparable quarter. The largest component of administrative expenses is employee costs of $761,000 which increased by 7.5% from $708,000 in the comparable quarter. Approximately 60% of the employee cost relates to employees at Caledonia Mining South Africa Proprietary Ltd (“CMSA”) who are remunerated in South African rands. The employee head-count at CMSA was unchanged, however the rand was 7% stronger against the US Dollar in the Quarter compared to the comparable Quarter and CMSA employees generally received pay rises which reflected the South African rate of inflation. Investor relations and corporate development costs increased from $124,000 in the comparable quarter to $178,000 due to the enhanced marketing in the US following the listing of the Company’s shares on the NYSE American stock exchange in July 2017.

Foreign exchange movements in the profit and loss relate to gains and losses arising on US Dollar-denominated cash balances and inter-company loans which are held by CMSA (which has the South African rand as its functional currency) and rand-denominated intercompany loans which are held by the Company.

The cash-settled share-based payment expense for the Quarter comprises an accrual for a payment which is expected to arise from the long-term incentive plan (“LTIP”) awards which were made in previous quarters under the Company’s 2015 Omnibus Equity Incentive Compensation Plan to certain executives in the form of Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”). RSUs and PSUs were originally granted to be settled in cash. Following expressions of interest by certain members of management in accepting shares in payment for some or all of their LTIP awards, the board approved amendments to the LTIP awards on May 8, 2018 to allow for settlement in cash, shares or a combination of both. The LTIP charge in the Quarter was $223,000 (2017: $124,000). The charge reflects a combination of factors which include: the change in the Company’s share price (which increased from $6.91 to $8.43 in the Quarter); the increase in the number of RSUs due to the re-investment of attributable dividends; and the erosion of the time period until vesting. Further information on the calculation of the charge is set out in note 8 to the Unaudited Condensed Consolidated Interim Financial Statements.

The tax expense comprises the following:

Analysis of Consolidated Taxation Charge for the Quarter
($’000’s)
		Blanket Mine	CMSA	Total
Income tax	– current quarter	229	(60)	169
	– relating to prior years	795	-	795
Withholding tax – current quarter		(14)	-	(14)
	– relating to prior year	-	(413)	(413)
Deferred tax		1,260	(10)	1,250
		2,270	(483)	1,787

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The overall effective taxation rate in the Quarter was 35% compared to 65% in the comparable quarter. The tax expense includes $1,024,000 of Zimbabwean income tax which equates to an effective income tax rate of 9.7% on the pre-tax profits at Blanket Mine. The effective income tax rate incurred in Zimbabwe is lower than the income tax rate of 25.75% due to the continued high level of capital investment at Blanket: 100% of capital expenditure is deductible in the year in which it is incurred for the purposes of calculating Zimbabwean income tax. During the Quarter management revised its estimate of the fair value of the management fee deducted by Blanket against its taxable income for the 2012 to 2017 tax years. The revision increased the estimated income tax charge relating to the the prior years by $795,000.

During the Quarter the Zimbabwe Revenue Authority (“ZIMRA”) confirmed that Blanket had over-paid withholding tax on the management fees in 2017, which gave rise to a reduction in the estimated withholding tax charge relating to 2017 of $413,000. ZIMRA has confirmed the overpayment of withholding tax can be offset against the income tax arising on the disallowed portion of the management fees.

Blanket’s deferred tax reflects the difference between the accounting and tax treatments of capital investment.

The tax expense includes a $60,000 reduction in CMSA’s tax charge due to no management fees charged to Blanket, thereby reducing the South African entity’s taxable income during the quarter.

The non-controlling interest is 16.2% of the net profit of Blanket which is attributable to Blanket’s indigenous Zimbabwean shareholders and reflects their participation in the economic benefits generated by Blanket from the effective date of the indigenisation. This is explained in note 5 of the Unaudited Condensed Consolidated Interim Financial Statements.

The adjusted EPS is a non-IFRS measure which reflects Caledonia’s ordinary trading performance and is calculated on the share of profit attributable to Caledonia shareholders excluding foreign exchange profits or losses and non-cash items such as the charges for deferred tax. Refer to Section 10 of this MD&A for a discussion of non-IFRS measures.

Risks that may affect Caledonia’s future financial condition are discussed in Section 17 of this MD&A.

The table below sets out the consolidated statements of cash flows for the six months and quarters ended June 30, 2018 and 2017 prepared under IFRS.

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Condensed Consolidated Statement of Cash Flows (unaudited) ($’000’s)
	3 months ended June 30		6 months ended June 30
	2017	2018	2017	2018
Cash flows from operating activities
Cash generated from operations	5,459	749	7,874	8,433
Net interest paid	(4)	(44)	(5)	(82)
Tax paid	(754)	(1,921)	(1,389)	(2,522)
Net cash from/(used in) operating activities	4,701	(1,216)	6,480	5,829

Cash flows used in investing activities
Acquisition of Property, plant and equipment	(4,223)	(5,618)	(7,519)	(10,776)
Net cash used in investing activities	(4,223)	(5,618)	(7,519)	(10,776)

Cash flows from financing activities
Dividends paid	(727)	(862)	(1,452)	(1,761)
Repayment of term loan facility	(375)	(375)	(750)	(750)
Share repurchase	(146)	-	(146)	-
Share issued	-	-	-	-
Net cash used in financing activities	(1,248)	(1,237)	(2,348)	(2,511)

Net decrease in cash and cash equivalents	(770)	(8,071)	(3,387)	(7,458)
Effect of exchange rate fluctuations on cash held	(74)	(1)	(70)	10
Net cash and cash equivalents at beginning of the period	11,722	13,380	14,335	12,756
Net cash and cash equivalents at end of the period	10,878	5,308	10,878	5,308

Cash generated from operating activities is analysed in note 12 to the Unaudited Condensed Consolidated Interim Financial Statements. Cash generated by operations before working capital changes in the Quarter was $6,332,000, 29% higher than the comparable quarter due to the higher average realised gold price and the increased ECI, offset by the higher cost per ounce. Changes in revenues and operating costs are discussed above in the discussion of the consolidated profit and loss.

Working capital increased in the Quarter by $5,385,000 (Q2 2017: working capital decreased by $1,055,000). The increase was mainly due to the increase in amounts owed to Blanket by the Government of Zimbabwe, a reduction in trade payables and increased stock levels. The amounts due from the Government of Zimbabwe comprise VAT refunds, ECI payments and the proceeds of gold sales. After the end of the Quarter, payments were received in respect of ECI payments and gold bullion sales and these balances have returned to normal levels. The amount due in respect of VAT refunds remains outstanding and Blanket continues its strenuous efforts to secure repayment of the amounts due to it. To ameliorate the situation, Blanket has begun to off-set amounts due to ZIMRA under other tax heads against the amount due to it from ZIMRA in respect of outstanding VAT refunds. The reduction in trade creditors reflects the reduction in the amount due by Blanket to the Zimbabwe Electricity Supply Agency (“ZESA”). As noted in previous quarters, the amount due to ZESA had increased to approximately $6 million due to ZESA’s requirement that it be paid outside Zimbabwe and Blanket’s inability to obtain the foreign exchange to make such payments. ZESA has agreed to receive payment in Zimbabwe and the amount due to ZESA will be reduced gradually to a normal level before the end of the third quarter of 2018. Stock levels have increased partly due to Blanket carrying higher stock levels to protect against unexpected delays at the border between South Africa and Zimbabwe and the requirement to increase stock levels of parts for equipment which is increasingly being used in the declines pending the completion of the Central Shaft.

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Net investment in property, plant and equipment in the Quarter was $5,618,000 in terms of the Investment Plan, which is discussed further in Section 4.7 of this MD&A and in sustaining capital investment.

The dividends paid in the Quarter relate to the quarterly dividend paid by Caledonia on April 27, 2018 and the share of dividends paid by Blanket which accrued to Blanket’s indigenous Zimbabwean shareholders after repayments of the facilitation loans and servicing of the facilitation loans.

The table below sets out the consolidated statements of Caledonia’s financial position at June 30, 2018 and December 31, 2017 prepared under IFRS.

Consolidated Statements of Financial Position (unaudited)
($’000’s)	As at	June 31	Dec 31
		2018	2017
Total non-current assets		91,061	82,143
Inventories		10,065	9,175
Prepayments		1,172	709
Trade and other receivables		7,477	4,962
Cash and cash equivalents		8,057	13,067
Total assets		117,832	110,056
Total non-current liabilities		28,023	25,243
Short-term portion of term loan facility		746	1,486
Trade and other payables		12,061	12,660
Income tax payable		96	1,145
Bank overdraft		2,749	311
Total liabilities		43,675	40,845
Total equity		74,157	69,211
Total equity and liabilities		117,832	110,056

Non-current assets increased due to the continued investment in terms of the Investment Plan and investment to sustain existing operations.

Prepayments represents deposits and advance payments for goods and services, including capital items that are being fabricated and which will be delivered to Blanket in due course.

Trade and other receivables are analysed in note 11 to the Unaudited Condensed Consolidated Interim Financial Statements and include $2.3 million (December 31, 2017: $1.4 million) due from Fidelity Printers and Refiners Limited (“Fidelity”) in respect of gold deliveries prior to the close of business on June 30, 2018 and $3.7 million (December 31, 2017; $2.9 million) due from the Government of Zimbabwe in respect of VAT refunds. Discussion of the amounts due is set out above in the discussion of cash flows.

In October 2016 Blanket entered into a $3 million two-year term loan; the remaining amount of $746,000 at June 30, 2018 will be repaid over the remainder of 2018. Blanket has a $4 million overdraft facility which was drawn as to $2.7 million at June 30, 2018.

The following information is provided for each of the eight most recent quarterly periods ending on the dates specified. The figures are extracted from underlying unaudited interim financial statements that have been prepared using accounting policies consistent with IFRS.

($’000’s except per share amounts)	Sept 30, 2016	Dec 31, 2016	Mar 31, 2017	June 30, 2017	Sept 30, 2017	Dec 31, 2017	Mar 31, 2018	June 30, 2018
Revenue from operations	17,637	15,251	16,449	15,484	18,230	19,599	18,059	16,198
Profit attributable to owners of the Company	1,118	3,258	2,338	694	3,120	3,232	3,154	2,604
Earnings per share – basic (cents)	10.0	30.5	21.5	6.1	29.4	29.5	29.3	24.1
Earnings per share – diluted (cents)	9.5	31.0	21.4	6.1	29.4	29.4	29.2	24.1
Net cash and cash equivalents	12,390	14,335	11,722	10,878	11,830	12,765	13,380	5,308

The quarterly results fluctuate materially from quarter to quarter primarily due to changes in production levels and gold prices but also due to the recording of impairments and other unusual costs. Significant changes relating to prior quarters are discussed in the relevant MD&As and financial statements.

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4. OPERATIONS AT THE BLANKET GOLD MINE, ZIMBABWE

4.1 Safety, Health and Environment

The following safety statistics have been recorded for the Quarter and the preceding seven quarters.

Blanket Mine Safety Statistics
Classification	Q3 2016	Q4 2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017	Q1 2018	Q2 2018
Fatal	0	0	0	1	1	0	1	0
Lost time injury	1	3	0	1	5	0	1	3
Restricted work activity	6	4	12	3	2	4	6	5
First aid	2	0	1	7	1	2	1	2
Medical aid	2	1	6	11	9	4	4	2
Occupational illness	0	0	1	0	0	0	0	0
Total	11	8	20	23	18	10	13	12
Incidents	10	10	10	10	10	11	7	10
Near misses	6	2	4	9	6	2	4	1
Disability Injury Frequency Rate	0.20	0.55	0.00	0.33	0.95	0.00	0.31	0.44
Total Injury Frequency Rate	2.16	1.46	3.51	3.81	2.86	1.57	2.03	1.77
Man-hours worked (thousands)	1,019	1,093	1,140	1,206	1,257	1,271	1,278	1,352

Total injuries in the Quarter decreased to 12 compared to 23 in the comparable quarter and decreased from 13 in the previous quarter. After the end of the Quarter, a fatal mining-related accident occurred on July 12, 2018. The directors and management of Caledonia and Blanket express their sincere condolences to the family and colleagues of the deceased. Management has provided the necessary assistance to the Ministry of Mines Inspectorate Department in its enquiries into this incident.

Prior to the fatality on July 12, 2018, management had embarked on a detailed investigation to identify the causes of accidents which identified that employees require a significant change in their behaviour and supervisors must ensure that prescribed safety procedures are adhered to. The workforce has increased by about 500 over the last two years and especially new employees appear to be involved in accidents. Management, with the assistance of an external facilitator, has embarked on an initiative to retrain all employees on health and safety matters. Two teams are withdrawn from production each week for a 5-day period to be retrained according to the safety initiative which focus on behavioural changes and re-enforcing safety standards and practices. All Supervisors have been re-trained in basic rock engineering

4.2 Social Investment and Contribution to the Zimbabwean Economy

Blanket’s investment in community and social projects which are not directly related to the operation of the mine or the welfare of Blanket’s employees, the payments made to the Gwanda Community Share Ownership Trust (“GCSOT”) in terms of Blanket’s indigenisation, and payments of royalties, taxation and other non-taxation charges to the Government of Zimbabwe and its agencies are set out in the table below.

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Payments to the Community and the Zimbabwe Government ($’000’s)
Period	Year	Community and Social Investment	Payments to GCSOT	Payments to Zimbabwe Government	Total
Year	2013	2,147	2,000	15,354	19,501
Year	2014	35	-	12,319	12,354
Year	2015	50	-	7,376	7,376
Year	2016	12	-	10,637	10,649
Year	2017	5	-	11,988	11,993
Q1	2018	-	-	2,770	2,770
Q2	2018	-	-	3,048	3,048

4.3 Gold Production

Tonnes milled, average grades, recoveries and gold produced during the Quarter, the preceding 9 quarters, the years 2015, 2016 and 2017 and July 2018 are shown in the table below.

Blanket Mine Production Statistics
	Year	Tonnes Milled (t)	Gold Head (Feed) Grade (g/t Au)	Gold Recovery (%)	Gold Produced (oz)
Year	2015	440,079	3.25	93.0	42,804
Quarter 1	2016	114,527	3.16	93.0	10,822
Quarter 2	2016	120,590	3.47	93.1	12,510
Quarter 3	2016	133,375	3.36	93.2	13,428
Quarter 4	2016	142,169	3.21	92.8	13,591
Year	2016	510,661	3.30	93.0	50,351
Quarter 1	2017	124,225	3.42	93.7	12,794
Quarter 2	2017	136,163	3.08	92.8	12,518
Quarter 3	2017	136,064	3.52	93.6	14,396
Quarter 4	2017	150,755	3.62	93.6	16,425
Year	2017	547,207	3.41	93.4	56,133
Quarter 1	2018	123,628	3.48	93.4	12,924
Quarter 2	2018	132,585	3.19	92.8	12,657
July 2018	2018	49,920	3.01	92.2	4,456

Gold production for the Quarter was adversely affected by lower than expected grades and, to a lesser extent, lower than planed tonnage. Tonnes milled and grade in the Quarter are discussed in Section 4.4 of this MD&A; gold recoveries in the Quarter are discussed in Section 4.5 of this MD&A.

4.4 Underground

Tonnes milled in the Quarter were 2.6% lower than the comparable quarter and 7.2% higher than the preceding quarter. The grade in the Quarter was 3.6% higher than the comparable quarter and 8.3% lower than the preceding quarter.

Tonnes milled and grade in the Quarter were adversely affected by the occurrence of large waste boulders at Eroica South section due to slabbing of the hanging wall, the suspension of stopping operations at Lima so that certain unpaid blocks could be re-developed, mining through a lower grade area at AR South, difficulties in accessing broken ground at AR South and excessive dilution at Blanket due to the introduction of long-hole stopping in the narrower reef width areas where handheld rock drills were used doing underhand bench mining on the grounds of safety. Corrective measures to improve grade are being taken.

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In the Quarter there was increased focus on ensuring that development work was completed as scheduled, which from time-to-time had an adverse effect on production tonnes. Primary development advanced in the Quarter by 2,469 metres compared to 2,432 metres in the previous quarter. It is anticipated that the benefit of the increased development will be seen in future quarters.

It is expected that the grade and production tonnages will increase over future quarters, particularly in quarter four of 2018. Management re-iterates the production guidance for the full year 2018 of between 55,000 and 59,000 ounces of gold.

4.5 Metallurgical Plant

Plant throughput in the Quarter was 71 tonnes per hour (“tph”) compared to 66.3 tph in the previous quarter. Recoveries in the Quarter were 92.8%, the same as in the comparable quarter and lower than 93.4% in the preceding quarter. Recoveries continue to be adversely affected by the low feed grade and the failure of the oxygen plant which is now beyond repair. As a temporary measure liquid oxygen is used until a new oxygen plant is purchased and installed, but this comes at an increased cost. A purchase agreement has been signed for a new oxygen plant and discussions are well-advanced with a Zimbabwean bank to provide the purchase consideration for the new plant of $1.8 million. It is expected that the new oxygen plant will be commissioned by the end of 2018, subject to the availability of the necessary foreign exchange to fund the purchase.

4.6 Production Costs

A narrow focus on the direct costs of production (mainly labour, electricity and consumables) does not fully reflect the total cost of gold production. Accordingly, cost per ounce data for the Quarter and the comparable quarter have been prepared in accordance with the Guidance Note issued by the World Gold Council on June 23, 2013 and is set out in the table below on the following bases:

i.	On-mine cost per ounce[4], which shows the on-mine costs of producing an ounce of gold and includes direct labour, electricity, consumables and other costs that are incurred at the mine including insurance, security and on-mine administration;

ii.	All-in sustaining cost per ounce[4], which shows the on-mine cost per ounce plus royalty paid, additional costs incurred outside the mine (i.e. at offices in Harare, Johannesburg, London and Jersey), costs associated with maintaining the operating infrastructure and resource base that are required to maintain production at the current levels (sustaining capital investment), the share-based expense arising from the LTIP awards less silver by-product revenue. The all-in sustaining cost also includes as a credit (i.e. as a deduction from costs) the ECI; and

iii.	All-in cost per ounce[4], which shows the all-in sustaining cost per ounce plus the costs associated with activities that are undertaken with a view to increasing production (expansion capital investment).

Cost per Ounce of Gold Sold (US$/ounce)
	3 Months to June 30		6 Months to June 30
	2017	2018	2017	2018
On-mine cost[4]	696	717	677	702
All-in sustaining cost per ounce[4]	855	856	856	843
All-in cost per ounce[4]	1,172	1,254	1,119	1,204

Per-ounce costs are calculated based on gold ounces sold and not produced, so that an accurate value can be ascribed to the royalty and the ECI. A reconciliation of costs per ounce to IFRS production costs is set out in Section 10.

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4 On mine cost per ounce, all-in sustaining cost per ounce and all-in cost per ounce are non-IFRS measures. Refer to Section 10 for a reconciliation of these amounts to IFRS

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On-Mine costs

The On-mine cost increased by 3.0% compared to the comparable quarter. The On-mine cost comprises labour, electricity, consumables and other costs such as security and insurance. The on-mine cost for the quarter includes costs of $390,000 in respect of the pilot plant which produced 300 ounces of gold in the quarter. The operation of the pilot plant is discussed in Section 5.2 of this MD&A. If the costs and production of the pilot plant are removed, the on-mine cost in the Quarter was $703 per ounce of gold sold – 1% higher than in the comparable quarter. The pilot plant did not operate in the comparable quarter. As noted in the previous quarter, the 2018 wage negotiations resulted in an across-the board increase for manual grades of 2.9% which was paid in March and back-dated to January 1, 2018. The number of employees at Blanket (excluding those dedicated to capital projects, whose costs are capitalised) has increased by 5% from 1,181 at December 31, 2017 to 1,246 at June 30, 2018. The increased number of workers make up 4 extra production crews to fill in for the teams that are doing the 5-day safety training as discussed in Section 4.1 of this MD&A and 2 crews to increase the number of production stopes for the second half of the year. Blanket also experienced increased costs due to the higher maintenance costs relating to the increased use of declines as a source of production and increases in the prices of explosives and detonators. The proportion of ore that comes from the decline developments has increased over the last 18 months from zero to the current level of approximately 25%. The declines provide access to ore below 750 meters until the Central Shaft and related horizontal development is completed.

All-in sustaining costs

All-in sustaining costs per ounce were virtually unchanged in the Quarter compared to the comparable quarter. Higher on-mine costs, capital expenditure and general and administrative costs were offset by the higher ECI. The ECI increased from 2.5% to 10% with effect from February 1, 2018 and amounted to $1,621,000 in the Quarter, which represents approximately $127 per ounce sold in the Quarter. The ECI is discussed further in the review of the profit or loss in Section 3.

All-in costs

All-in costs include investment in expansion projects which remained at a high level in the Quarter due to the continued investment at Blanket, as discussed in Section 4.7 of this MD&A.

4.7 Capital Projects

The main capital development project is the Central Shaft, which was originally intended to be sunk in one single phase from surface to 1,080 metres. The shaft has reached 34 Level (1,026 metres). Progress on sinking the shaft was adversely affected by several factors, which include: the raise boring of the ventilation hole from 870 meters to 750 meters; power trips due to the unstable incoming supply from the grid; the installation of mid-shaft loading, which took longer than expected; and the requirement to progress horizontal development on the 26 and 30 Levels. Most of these issues have been resolved and shaft sinking operations are now progressing more smoothly.

446 meters of capital development were achieved in the Quarter compared to 646 metres in the preceding quarter.

4.8 Indigenisation

Transactions that implemented the indigenisation of Blanket (which expression in this Section and in certain other Sections throughout this MD&A refers to the Zimbabwe company that owns Blanket Mine) were completed on September 5, 2012 following which Caledonia owns 49% of Blanket and has received a Certificate of Compliance from the Government of Zimbabwe which confirms that Blanket is fully compliant with the Indigenisation and Economic Empowerment Act.

As a 49% shareholder, Caledonia receives 49% of Blanket’s dividends plus the repayment of vendor facilitation loans which were extended by Blanket to certain of the indigenous shareholders. The outstanding balance of the facilitation loans as at June 30, 2018 was $30.98 million (December 31, 2017: $31.46 million). The facilitation loans (including interest thereon) are repaid by way of dividends from Blanket; 80% of the dividends declared by Blanket which are attributable to the beneficiaries of the facilitation loans are used to repay such loans and the remaining 20% unconditionally accrues to the respective indigenous shareholders. Blanket declared dividends of $1.75 million in the Quarter which resulted in a small reduction on the outstanding balance of the facilitation loans in the Quarter. The dividends attributable to GCSOT, which holds 10% of Blanket, will be withheld by Blanket to repay the advance dividends which were paid to GCSOT in 2012 and 2013 and which had an outstanding balance of $2.28 million at June 30, 2018 (December 31, 2017; $2.61 million).

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On June 23, 2017 a modification to the facilitation loans was agreed which reduced the rate of interest on the facilitation loans from LIBOR plus 10% to the lower of 7.25% payable quarterly, or 80% of the dividend paid in the quarter by Blanket which is attributable to indigenous shareholders. The reduction in the interest rate is retrospectively applied from January 1, 2017 and reflects the general lowering of interest rates in Zimbabwe.

The facilitation loans are not shown as receivables in Caledonia’s financial statements in terms of IFRS. These loans are effectively equity instruments as their only means of repayment is via dividend distributions from Blanket. Caledonia continues to consolidate Blanket for accounting purposes. Further information on the accounting effects of indigenisation at Blanket is set out in note 5 to the Unaudited Condensed Consolidated Interim Financial Statements and in a Frequently Asked Questions page which is available on Caledonia’s website.

Pronouncements from the Zimbabwe Government following the appointment of the new President in late 2017 indicated that the indigenisation policy would be relaxed, including the removal of an indigenisation requirement for gold mining companies. These pronouncements were passed into law in March 2018. In light of the changed legislation, Caledonia continues to engage in discussions to purchase the shareholdings in Blanket that are currently held by the National Indigenisation and Economic Empowerment Fund (“NIEEF”) and Fremiro Investments (Private) Limited (“Fremiro”). However, it is our intention to retain the employee and community shareholders (both of which currently hold 10% of Blanket each) as long-term shareholders of Blanket. Any transactions would reflect the value of the indigenous shareholders’ shareholdings in Blanket after deducting the value of the outstanding facilitation loans. There is no certainty that agreement will be reached on transactions in respect of any shareholding.

4.9 Opportunities and Outlook

Investment Plan to Increase Production and Extend Mine Life

Continued exploration has improved the understanding of the gold resources below 22 Level and, in November 2017, resulted in a further increase in resources below 750 metres. Accordingly, on November 10, 2017, the Company announced that it intends to continue to sink the Central Shaft by two further production levels to a depth of 1,330 metres. The decision to extend the Central Shaft to 1,330 metres will not adversely affect the targeted increase in production to 80,000 ounces of gold by 2021 but it will potentially increase Blanket’s projected life-of-mine by a further four years to 2031.

Production Guidance

Production guidance for 2018 is in the range of 55,000 to 59,000 ounces of gold. This is forward looking information as defined by National Instrument 51-102. Until Central Shaft is operational in 2020, production will be similar to that achieved in 2017 (i.e. approximately 56,000 ounces of gold) due to infrastructure constraints. Any fluctuations in gold production in the period until Central Shaft is operational will be due to variations in the grade. Refer to Section 18 of the MD&A for further information on forward looking statements.

Cost Guidance

The estimated on-mine cost for 2018 is in the range of $650 to $685 per ounce and the estimated AISC for 2018 is reduced from the range of $845 to $890 per ounce to a range of $750 to $795 per ounce due to the increased value of the ECI which increased from 2.5% of revenues to 10% of revenues from February 1, 2018.

Earnings Guidance

The incremental revenue arising from the increased ECI is likely to have a material positive impact on Caledonia’s forecast EPS for 2018. Accordingly, on April 4, 2018, management increased its guidance for adjusted EPS for 2018 from between 130 and 150 cents per share to between 165 and 190 cents per share.

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Changes in Indigenisation Legislation

As discussed in Section 4.8 of this MD&A, following changes in legislation, Caledonia will evaluate the potential to buy back the shareholdings in Blanket that are currently held by certain indigenous partners. However, it is our intention to retain the employee and community shareholders (both of which currently hold 10% of Blanket each) as long-term shareholders of Blanket. Any transactions would reflect the value of the indigenous shareholder’s shareholdings in Blanket after deducting the value of the outstanding facilitation loans. There is no certainty that agreement will be reached on transactions in respect of any shareholding.

Strategy

Caledonia’s strategic focus is on implementing the Investment Plan at Blanket on schedule and within budget. Caledonia’s board and management believe the successful implementation of the Investment Plan remains in the best interests of all stakeholders because it is expected to result in increased production, reduced operating costs and greater flexibility to undertake further exploration and development, thereby safeguarding and enhancing Blanket’s long-term future. Following the relaxation in the indigenisation policy and improvements in the commercial environment in Zimbabwe, Blanket plans to resume exploration at several of its exploration properties; Caledonia will also evaluate further investment opportunities in Zimbabwe that would not fall underneath Blanket’s ownership.

5 EXPLORATION AND PROJECT DEVELOPMENT

Caledonia’s exploration activities are focussed on the growth and development of Blanket Mine and its satellite properties.

5.1 Blanket Exploration

4,504 meters were drilled in the Quarter compared to 4,260 metres in the preceding quarter and a plan of 6,480 metres. Drilling in the Quarter was focussed on the Blanket section below 750 metres, AR South to a depth of 900 metres and at Eroica. The drilling has identified a strong continuation of the orezones.

5.2 Blanket Satellite Prospects

Blanket Mine has exploration title holdings in the form of registered mining claims in the Gwanda Greenstone Belt totalling 93 claims covering properties with a total area of about 2,500 hectares. Included within these claim areas are 18 previously operated small gold workings which warrant further exploration.

Blanket’s main exploration efforts on the satellite properties were focused on the GG and the Mascot exploration prospects which, based on past production records, were believed to have the greatest potential. Due to the continued high level of capital investment in terms of the Investment Plan and Blanket’s limited funding capacity, exploration work at GG and Mascot was suspended in 2016 and resources were re-deployed at Blanket.

Blanket had intended to use the proceeds of the increased ECI to undertake geological and metallurgical evaluations of the following satellite properties: GG, Mascot, Penzance, Abercorn, Cinderella and Eagle Vulture. However, due to the disappointing cash generation in the Quarter (as discussed in Section 3 of this MD&A) all work on the satellite properties was suspended in the Quarter.

During Q4 2017 a pilot plant was commissioned to treat material from the GG prospect. It has now been identified that material from GG cannot be treated in the existing Blanket metallurgical plant without reducing overall metallurgical recovery and therefore material from GG needs to be treated at a dedicated plant. There are currently no plans to construct such a plant until we have identified the amount of material from other satellite properties that may be similar to that from GG.

During the Quarter 1,346 tonnes of low-grade material from Mascot was treated at the pilot plant over a 28-day period. This work indicated that the material from Mascot is amendable to processing at the existing Blanket plant. Operations at the pilot plant were suspended at the end of the Quarter as there is no high grade material available from Mascot to allow this study to be completed.

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6. INVESTING

An analysis of investment in the Quarter and the years 2016 and 2017 is set out below.

	2016 Year	2017 Year	2018 Q1	2018 Q2
Total Investment	19,159	20,949	5,186	5,637
Blanket	19,146	20,939	4,887	5,633
Other	13	10	299	4

Investment that takes place other than at Blanket largely comprises capital items that are purchased by Caledonia in South Africa which will be sold on to Blanket in due course. All further investment at Blanket is expected to be funded from Blanket’s internal cash flows and its Zimbabwean borrowing facilities.

7. FINANCING

Caledonia financed all its operations using funds on hand and those generated by its operations. No equity financing took place in the Quarter. On May 9, 2018 Caledonia filed an F-3 registration statement with the Securities Exchange Commission to allow the Company to raise up to $30m of new equity over the next 3 years should appropriate investment opportunities arise. The Company currently has no plans to raise equity. Blanket has an unsecured $4 million loan facility in Zimbabwe which is repayable on demand. At June 30, 2018 the facility was drawn as to $2.7 million. In October 2016 Blanket drew down a $3 million two-year term facility of which $746,000 was payable as at June 30, 2018.

8. LIQUIDITY AND CAPITAL RESOURCES

An analysis of Caledonia’s capital resources as at June 30, 2018 and each of the preceding 5 quarters is set out below.

Liquidity and Capital Resources ($’000’s)
As at	Mar 31 2017	June 30 2017	Sept 30 2017	Dec 31 2017	Mar 31 2018	June 30 2018
Overdraft	130	-	-	311	1,604	2,749
Term facility	2,676	2,340	1,999	1,486	1,117	746
Cash and cash equivalents in the statement of cashflows (net of overdraft)	11,722	10,878	11,830	12,756	13,380	5,308
Working capital	16,245	14,284	11,828	12,311	12,593	11,119

Movements in Caledonia’s net cash, the overdraft and working capital and an analysis of the sources and uses of Caledonia’s cash are discussed in Section 3 of this MD&A. The overdraft facility is held by Blanket with a Zimbabwean bank and is unsecured and repayable on demand. The term facility is held by Blanket with a Zimbabwean bank, is secured and had a two-year term at draw-down in October 2016 with equal quarterly repayments. The Company’s liquid assets as at June 30, 2018 exceed its planned and foreseeable commitments as set out in Section 9 of this MD&A.

9. OFF-BALANCE SHEET ARRANGEMENTS, CONTRACTUAL COMMITMENTS AND CONTINGENCIES

There are no off-balance sheet arrangements apart from the facilitation loans of $30.98 million which are not reflected as loans receivable for IFRS purposes (refer to note 5 of the Unaudited Condensed Consolidated Interim Financial Statements). The Company has the following contractual obligations at June 30, 2018:

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Payments due by Period ($’000’s)
Falling due	Within 1 year	1-3 Years	4-5 Years	After 5 Years	Total
Trade and other payables	12,061	-	-	-	12,061
Term loan	746	-	-	-	746
Provisions	843	65	282	2,552	3,742
Capital expenditure commitments	3,583	-	-	-	3,583

In addition to the committed purchase obligations set out above, Blanket currently intends to invest approximately $10.6 million between July 2018 and December 2018 which is not yet committed and a further $34.7 million in the years 2019 and 2020, which is also uncommitted. The committed and uncommitted investment will be used to maintain Blanket’s existing operations and implement the Investment Plan which are discussed in Sections 4.7 and 4.9 of this MD&A. Committed and uncommitted purchase obligations are expected to be met from the cash generated from Blanket’s existing operations and Blanket’s existing borrowing facility. Caledonia has no obligations in respect of capital or operating leases. As of June 30, 2018, Caledonia had potential liabilities for rehabilitation work on the Blanket and Eersteling Mines5 – if and when those mines are permanently closed – at an estimated discounted cost of $3.8 million.

10. NON-IFRS MEASURES

Throughout this document, we have provided measures prepared in accordance with IFRS in addition to some non-IFRS performance measures for investors who use them to evaluate our performance. Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare Caledonia against other companies. Non-IFRS measures should be used along with other performance measures prepared in accordance with IFRS. We have defined below the non-IFRS measures we have used in this document and provide a reconciliation of such non-IFRS measures to the IFRS measures we report.

10.1 Cost per ounce

Non-IFRS performance measures such as “on-mine cost per ounce”, “all-in sustaining cost per ounce” and “all-in cost per ounce” are used in this document. Management believes these measures assist investors and other stakeholders in understanding the economics of gold mining over the life-cycle of a mine. These measures are calculated on the basis set out by the World Gold Council in a Guidance Note published on June 23, 2013 and accordingly differ from the previous basis of calculation. The table below reconciles “on-mine cost per ounce”, “all-in sustaining cost per ounce” and “all-in cost per ounce” to the production costs shown in the financial statements which have been prepared under IFRS.

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5 Eersteling Mine is a South African gold property, which has been held on care and maintenance for several years.

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Reconciliation of IFRS Production Cost to Non-IFRS Costs per ounce
($’000’s unless otherwise indicated)	3 Months to June 30		6 Months to June 30
	2017	2018	2017	2018
Production cost (IFRS)	8,814	9,297	17,912	19,307
Less exploration and site restoration costs	(116)	(290)	(222)	(559)
Other cost and intercompany adjustments	17	69	(48)	(218)
On-mine production cost	8,715	9,076	17,642	18,530
Gold sales (oz)	12,521	12,657	26,069	26,412
On-mine costs per ounce ($/oz)	696	717	677	702

Royalty	776	811	1,599	1,715
Export incentive	(542)	(1,621)	(1,118)	(2,985)
Exploration, remediation and permitting cost	88	80	168	151
Sustaining capital development	74	615	602	1,353
Administrative expenses	1,493	1,660	2,934	3,202
Silver by-product credit	(18)	(15)	(36)	(31)
Share-based payment expense	124	223	534	337
All in sustaining cost	10,710	10,829	22,325	22,272
Gold sales (oz)	12,521	12,658	26,069	26,412
All-in sustaining costs per ounce ($/oz)	855	856	856	843

Permitting and exploration expenses	51	21	98	60
Non-sustaining capital expenses	3,916	5,021	6,758	9,469
Total all in cost	14,677	15,871	29,181	31,801
Gold sales (oz)	12,521	12,658	26,069	26,412
All-in costs per ounce ($/oz)	1,172	1,254	1,119	1,204

10.2 Average realised gold price per ounce

“Average realised gold price per ounce” is a non-IFRS measure which, in conjunction with the cost per ounce measures described above, allows stakeholders to assess our performance. The table below reconciles “Average realised gold price per ounce” to the Revenue shown in the financial statements which have been prepared under IFRS.

Reconciliation of Average Realised Gold Price per Ounce ($’000’s unless otherwise indicated)
	3 Months to June 30		6 Months to June 30
	2017	2018	2017	2018
Revenue (IFRS)	15,484	16,198	31,933	34,257
Revenues from sales of silver	(18)	(15)	(36)	(31)
Revenues from sales of gold	15,466	16,183	31,897	34,226
Gold ounces sold (oz)	12,521	12,658	26,069	26,412
Average realised gold price per ounce (US$/oz)	1,235	1,278	1,224	1,296

10.3 Adjusted earnings per share

“Adjusted earnings per share” is a non-IFRS measure which management believes assists investors in understanding the company’s underlying performance. The table below reconciles “adjusted earnings per share” to the Profit/Loss attributable to owners of the Company shown in the financial statements which have been prepared under IFRS.

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Reconciliation of Adjusted Earnings per Share (“Adjusted EPS”) to IFRS Profit Attributable to Owners of the Company ($’000’s unless otherwise indicated)
	3 Months to 30 June		6 Months to 30 June
	2017	2018	2017	2018
Profit attributable to owners of the Company (IFRS)	694	2,604	3,032	5,758
Add back/(deduct) amounts attributable to owners of the company in respect of:
Blanket Mine Employee Trust Adjustment	(53)	(35)	(123)	(75)
Equity-settled share-based payments	806	-	806	14
Foreign exchange	(83)	(89)	(19)	(160)
Deferred tax	625	1,249	1,089	2,439
Adjusted profit	1,989	3,729	4,785	7,976
Weighted average shares in issue (m)*	10.5	10.6	10.5	10.6
Adjusted EPS (cents)	18.9	35.2	45.7	75.2

11. RELATED PARTY TRANSACTIONS

There were no related party transactions in the Quarter.

12. CRITICAL ACCOUNTING POLICIES

Caledonia's accounting policies are set out in the Audited Consolidated Financial Statements for the year ended December 31, 2017 (the “Audited Consolidated Financial Statements”) which have been publicly filed on SEDAR at www.sedar.com. In preparing the Unaudited Condensed Consolidated Interim Financial Statements, management is required to make estimates and assumptions that affect the amounts represented in the Unaudited Condensed Consolidated Interim Financial Statements and related disclosures. Use of available information and the application of judgement are inherent in the formation of estimates. Estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected. Discussion of recently issued accounting pronouncements is set out in note 4(p) of the Audited Consolidated Financial Statements.

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the Unaudited Condensed Consolidated Interim Financial Statements is included in the following notes:

i) Indigenisation transaction

The directors of Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”), a wholly owned subsidiary of the Company, performed an assessment, using the requirements of IFRS 10: Consolidated Financial Statements (IFRS 10), and concluded that CHZ should continue to consolidate Blanket and accounted for the transaction as follows:

•	Non-controlling interests (“NCI”) are recognised on the portion of shareholding upon which dividends declared by Blanket accrue unconditionally to equity holders as follows:

(a)	20% of the 16% shareholding of NIEEF;

(b)	20% of the 15% shareholding of Fremiro; and

(c)	100% of the 10% shareholding of GCSOT.

•	This effectively means that NCI is recognised at Blanket Mine level at 16.2% of the net assets.

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•	The remaining 80% of the shareholding of NIEEF and Fremiro is recognised as non-controlling interests to the extent that their attributable share of the net asset value of Blanket exceeds the balance on the facilitation loans including interest. At June 30, 2018 the attributable net asset value did not exceed the balance on the respective loan accounts and thus no additional NCI was recognised.

The transaction with Blanket Employee Trust Services (Private) Limited (“BETS”) is accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceed the balance on BETS’ facilitation loan they will accrue to the employees at the date of such declaration.

The Employee Trust and BETS are structured entities which are effectively controlled and consolidated by Blanket. Accordingly, the shares held by BETS are effectively treated as treasury shares in Blanket and no NCI is recognised.

ii) Site restoration provisions

The site restoration provision has been calculated for the Blanket Mine based on an independent analysis of the rehabilitation costs as performed in 2015 and based on the internal assessment for Eersteling Gold Mining Corporation Limited. Estimates and assumptions are made when determining the inflationary effect on current restoration costs and the discount rate to be applied in arriving at the present value of the provision. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation costs which will reflect the market condition at the time the rehabilitation costs are incurred.  The final cost of the currently recognized site rehabilitation provisions may be higher or lower than currently provided for.

iii) Functional and change in presentation currency

In preparing the financial statements of the Group entities, transactions in currencies other than the Group entities’ functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each reporting date, monetary assets and liabilities are translated using the current foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. All gains and losses on translation of these foreign currency transactions are included in profit or loss for the year.

iv) Exploration and evaluation (“E&E”) expenditure

The Group makes estimates and assumptions regarding the possible impairment of E&E properties by evaluating whether it is likely that future economic benefits will flow to the Group, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available. The recoverability of the carrying amounts of exploration and evaluation assets depends upon the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

v) Income taxes

Significant estimates and assumptions are required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. Caledonia records its best estimate of the tax liability including any related interest and penalties in the current tax provision. In addition, Caledonia applies judgement in recognizing deferred tax assets relating to tax losses carried forward to the extent that there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized or sufficient estimated taxable income against which the losses can be utilized.

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vi) Share-based payment transactions

The fair value of the amount payable to employees in respect of share-based awards, which are settled in cash, is recognised as an expense with a corresponding increase in liabilities, over the period over which the employee becomes unconditionally entitled to payment. The liability is re-measured at each reporting date. Any changes in the fair value of the liability are recognised as a personnel expense in profit or loss. Additional information about significant judgements and estimates and the assumptions used to estimate fair value for cash settled share-based payment transactions are disclosed in note 8 to the Unaudited Condensed Consolidated Interim Financial Statements.

vii) Impairment

At each reporting date, Caledonia determines if impairment indicators exist and, if present, performs an impairment review of the non-financial assets held in Caledonia. The exercise is subject to various judgemental decisions and estimates. Financial assets are also reviewed regularly for impairment.

13. FINANCIAL INSTRUMENTS

i) Commodity risk

Caledonia is exposed to fluctuations in the price of gold because Blanket produces and sells gold doré and receives the prevailing spot price for the gold contained therein. Caledonia does not use any financial instruments to manage its exposure to commodity risk. Caledonia will re-assess the requirement for any hedging in the context of, inter alia, the prevailing gold price and Blanket’s production rate and cash generation capacity.

ii) Credit risk

The carrying amount of financial assets as disclosed in the statements of financial position and related notes represents the maximum credit exposure. The trade receivable relates to gold bullion sold before quarter end and VAT receivables. The amount due in respect of bullion sales was settled in July 2018; the VAT receivable is outside the agreed terms of such refunds.

iii) Impairment losses

None of the trade and other receivables is past due at the period-end date.

iv) Liquidity risk

All trade payables and bank overdraft have maturity dates that are expected to mature in under 6 months. The two-year term loan is repayable in equal quarterly instalments from January 2017 until October 2018.

v) Currency risk

A small proportion of Caledonia’s assets, financial instruments and transactions are denominated in currencies other than the United States Dollar. The financial results and financial position of Caledonia are reported in United States Dollars in the Unaudited Condensed Consolidated Interim Financial Statements.

The fluctuation of the United States Dollar in relation to other currencies will consequently have an impact upon the profitability of Caledonia and may also affect the value of Caledonia’s assets and liabilities and the amount of shareholders’ equity.

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Caledonia has certain financial assets and liabilities denominated in foreign currencies. Caledonia does not use any derivative instruments to reduce its foreign currency risks. To reduce exposure to currency transaction risk, Caledonia maintains cash and cash equivalents in the currencies used by Caledonia to meet short-term liquidity requirements.

vi) Interest rate risk

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates. Unless otherwise noted, it is the opinion of management that Caledonia is not exposed to significant interest rate risk as it has limited debt financing. Caledonia’s cash and cash equivalents include highly liquid investments that earn interest at market rates. Caledonia manages its interest rate risk by endeavouring to maximize the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Caledonia’s policy focuses on preservation of capital and limits the investing of excess funds to liquid term deposits in high credit quality financial institutions.

14. DIVIDEND POLICY

Caledonia paid its inaugural dividend of 5 Canadian cents per share in February 2013 following a capital re-structure which was approved by shareholders in January 2013 which allowed it to make dividend payments. The inaugural dividend did not relate to any specific accounting period. Caledonia paid a further dividend of 5 Canadian cents per share in April 2013 in respect of the earnings for the year to December 31, 2012.

On November 25, 2013 Caledonia announced a revised dividend policy pursuant to which it intended to pay a dividend of 6 Canadian cents per share in 2014, split into 4 equal quarterly payments of 1.5 Canadian cents per share. The first quarterly dividend was paid on January 31, 2014; further payments were made quarterly thereafter.

Following the announcement on December 16, 2015 that henceforth Caledonia will report its financial results in United States Dollars, the quarterly dividend that was paid at the end of January 2016 was declared and denominated in United States Dollars as 1.125 United States cents. A further quarterly dividend of 1.125 United States cents was paid at the end of April 2016.

On July 5, 2016 Caledonia announced a quarterly dividend of 1.375 United States cents per share, which was paid at the end of July 2016; further dividends of 1.375 United States cents were paid at the end of October 2016 and January and April 2017.

Following the share consolidation on June 26, 2017, the Company announced on July 4, 2017 an increased quarterly dividend of 6.875 US cents which was paid on July 28, 2017, on October 27, 2017 and on January 26, 2018, April 27, 2018 and July 27, 2018. The dividend of 6.875 US cents per share effectively maintains the dividend at the previous level of 1.375 US cents per share, after adjusting for the effect of the consolidation. The quarterly dividend of 6.875 US cents per quarter is Caledonia’s current dividend policy which it is envisaged will be maintained.

15. MANAGEMENT AND BOARD

There were no changes to management or the board in the period under review.

16. SECURITIES OUTSTANDING

As at August 9, 2018 Caledonia had 10,603,153 common shares issued.

As at August 9, 2018 outstanding options to purchase Common Shares (“Options”) are as follows:

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Number of	Exercise Price		Expiry Date
Options	Canadian $
5,000	4.00		Oct 8, 2020
18,000	11.50		Oct 13, 2021
5,000	8.10		May 30, 2022
5,000	9.30	[6]	Aug 25, 2024
5,000	9.30	[6]	Aug 25, 2024
38,000

Caledonia’s 2015 Omnibus Equity Incentive Compensation Plan (the “Plan”) allows that the number of shares reserved for issuance to participants under the Plan, together with shares reserved for issue under any other share compensation arrangements of the Company, shall not exceed the number which represents 10% of the issued and outstanding shares from time to time. Accordingly, Caledonia could grant Options on a further 1,022,315 shares at August 9, 2018 on the assumption that all the LTIPs are settled in cash, at the option of the LTIP holder.

17. RISK ANALYSIS

The business of Caledonia contains significant risk due to the nature of mining, exploration and development activities. Risks such as interest rate, foreign exchange and credit risks are considered in notes 6 and 24 to the Audited Consolidated Financial Statements. Caledonia’s business contains significant additional risks due to the jurisdictions in which it operates and the nature of mining, exploration and development. Included in the risk factors below are details of how management seeks to mitigate the risks where this is possible.

•	Liquidity risk: The Company needs to generate capital to be able to continue to invest in properties and projects without raising third party financing. Caledonia currently has sufficient cash resources and continues to generate sufficient cash to cover all of its anticipated investment needs.

•	Availability of foreign exchange: The Company needs access to foreign exchange in Zimbabwe so that it can pay for imported goods and equipment and remit funds to Group companies outside Zimbabwe. No assurance can be given that sufficient foreign exchange will continue to be available.

•	Exploration risk: The Company needs to identify new resources to replace ore which has been depleted by mining activities and to commence new projects. Blanket has embarked on development and exploration programmes as set out in Sections 4.7 and 5. No assurance can be given that exploration will be successful in identifying sufficient mineral resources of an adequate grade and suitable metallurgical characteristics that are suitable for further development or production.

•	Development risk: The Company is engaged in development activities at Blanket Mine and the Satellite properties including the implementation of the Investment Plan as set out in Section 4.9 of the MD&A. Construction and development of projects are subject to numerous risks including: obtaining equipment, permits and services; changes in regulations; currency rate changes; labour shortages; fluctuations in metal prices and the loss of community support. There can be no assurance that construction will commence or continue in accordance with the current expectations or at all.

•	Production estimates: Estimates for future production are based on mining plans and are subject to change. Production estimates are subject to risk and no assurance can be given that future production estimates will be achieved. Actual production may vary from estimated production for a variety of reasons including un-anticipated variations in grades, mined tonnages and geological conditions, accident and equipment breakdown, changes in metal prices and the cost and supply of inputs and changes to government regulations.

•	Mineral rights: The Company’s existing mining claims, licences and permits are in good standing. The Company has to pay fees etc. to maintain its claims and licences. No assurance can be given that the Company will be able to make payments by the required date or will meet development and production schedules that are required to protect claims and licences.

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6 The exercise price of CAD$9.30 per share for these options was converted into a USD amount of $7.35 at the prevailing USD/CAD exchange rate.

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•	Metal prices: The Company’s operations and exploration and development projects are heavily influenced by the price of gold, which is particularly subject to fluctuation. Caledonia does not hold any instruments to limit the effect of adverse gold price movements. Management regularly reviews future cash flow forecasts in the context of the prevailing gold price and likely downside scenarios for future gold prices.

•	Increasing input costs: Mining companies generally have experienced higher costs of steel, reagents, labour and electricity and from local and national government for levies, fees, royalties and other direct and indirect taxes. Blanket’s planned growth should allow the fixed cost component to be absorbed over increased production, thereby helping to alleviate somewhat the effect of any further price increases.

•	Illegal mining: There has been an increase in illegal mining activities on properties controlled by Blanket. This gives rise to increased security costs and an increased risk of theft and damage to equipment. Blanket has received adequate support and assistance from the Zimbabwean police in investigating such cases.

•	Electricity supply: Zimbabwe produces and imports less electricity than it requires and has insufficient funds to adequately maintain or upgrade its distribution infrastructure. This has historically resulted in frequent interruptions to the power supply at Blanket Mine. Blanket has addressed the issue of interrupted power supply by installing stand-by generators and by entering into an un-interrupted power supply arrangement with the state-owned electricity company in return for paying a premium tariff. The un-interrupted power supply arrangement and the stand-by generators do not cover the GG and Mascot exploration properties. More recently, production at Blanket has been adversely affected by the instability of the incoming electricity supply.

•	Succession planning: The limited availability of mining and other technical skills and experience in Zimbabwe and the difficulty of attracting appropriately skilled employees to Zimbabwe creates a risk that appropriate skills may not be available if, for whatever reason, the current skills base at the Blanket Mine is depleted. The Caledonia and Blanket management teams have recently been augmented so that, if required, it could provide appropriate support to Blanket if this was required.

•	Country risk: The commercial environment in which the Company operates is unpredictable. Potential risks may arise from: unforeseen changes in the legal and regulatory framework which means that laws may change, may not be enforced, or judgements may not be upheld; restrictions on the movement of currency and the availability of exchange to make payments from Zimbabwe; risks relating to possible corruption, bribery, civil disorder, expropriation or nationalisation; risks relating to restrictions on access to assets and the risk that the Government of Zimbabwe is unable to pay its liabilities to Blanket. Management believes that it has minimised such risks by complying fully with all relevant legislation and by obtaining all relevant regulatory permissions and approvals.

•	Gold marketing arrangements: In terms of regulations introduced by the Zimbabwean Ministry of Finance in January 2014, all gold produced in Zimbabwe must be sold to Fidelity, a company which is controlled by the Zimbabwean authorities. Accordingly, all of Blanket’s production has been sold to Fidelity. Blanket has received all payments due from Fidelity in full and on time. However, the requirement to sell to Fidelity increases Blanket’s credit risk because Fidelity failed to pay Blanket in the period of hyper-inflation which existed prior to the adoption of the multi-currency system by Zimbabwe in early 2009.

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18. FORWARD LOOKING STATEMENTS

Information and statements contained in this MD&A that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to, Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this MD&A include: implementation schedules for, and other uncertainties inherent in, the Investment Plan; production guidance; estimates of future/targeted production rates; planned mill capacity increases; estimates of future metallurgical recovery rates and the ability to maintain high metallurgical recovery rates; timing of commencement of operations; plans and timing regarding further exploration, drilling and development; the prospective nature of exploration and development targets; the ability to upgrade and convert mineral resources to mineral reserves; capital and operating costs; our intentions with respect to financial position and third party financing; and future dividend payments. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in government regulations, legislation and rates of taxation, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Security holders, potential security holders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price and payment terms for gold sold to Fidelity, risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, power outages, fire, explosions, landslides, cave-ins and flooding), risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business, inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations, relationships with and claims by local communities and indigenous populations, political risk, availability and increasing costs associated with mining inputs and labour, the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs, global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with un-anticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia reviews forward-looking information for the purposes of preparing each MD&A; however, Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

19. CONTROLS

The Company has established and maintains disclosure controls and procedures (“DC&P”) designed to provide reasonable assurance that material information relating to the Company is made known to the Chief Executive Officer and the Chief Financial Officer by others, particularly during the period in which annual filings are being prepared, and that information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified by such securities legislation.

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The Company’s management, along with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Company’s DC&P as of June 30, 2018. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as at June 30, 2018, the Company’s DC&P were effective.

The Company also maintains a system of internal controls over financial reporting (“ICFR”) designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS; however, due to inherent limitations, ICFR may not prevent or detect all misstatements and fraud. The board of directors approves the financial statements and ensures that management discharges its financial responsibilities. The Audit Committee, which is composed of independent directors, meets periodically with management and auditors to review financial reporting and control matters and reviews the financial statements and recommends them for approval to the board of directors.

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate ICFR and evaluating the effectiveness of the Company’s ICFR as at each fiscal year end. Management has used the 2013 Internal Control–Integrated Framework from the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO”) to evaluate the effectiveness of the Company’s ICFR as at June 30, 2018. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that as at June 30, 2018, the Company’s ICFR was effective.

There have been no changes in the Company’s ICFR during the period ended June 30, 2018 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

20. QUALIFIED PERSON

Paul Matthews (BSc (Hons) Geology) is the Company’s qualified person as defined by Canada’s National Instrument 43-101. Mr. Matthews is responsible for the technical information provided in this MD&A except where otherwise stated. Mr. Matthews has reviewed the scientific and technical information included in this document and has approved the disclosure of this information for the purposes of this MD&A.

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